

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2019

Alexandre Wagner Malfitani
Chief Financial Officer
AZUL SA
Edifício Jatobá, 8th floor, Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, 939
Tamboré, Barueri, São Paulo, SP 06460-040
Federative Republic of Brazil

   Re: AZUL SA
    Form 20-F for Fiscal Year Ended December 31, 2018
    Filed April 30, 2019
    File No. 001-38049

Dear Mr. Malfitani:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Transportation and Leisure